SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number:  000-22219

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

First South Bank Employees’ Savings & Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First South Bancorp, Inc.
1311 Carolina Avenue
Washington, North Carolina 27889

REQUIRED INFORMATION

Items 1-3.  The First South Bank Employees’ Savings & Profit Sharing Plan and Trust is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.  As permitted by Item 4, the Plan is filing financial statements and schedules in accordance with the financial reporting requirements of ERISA in lieu of the financial statements required by Items 1-3.

Item 4.  The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibit:

Exhibit 23.1      Consent of Turlington and Company, LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan’s behalf by the undersigned hereunto duly authorized.

Date: June 23, 2011	First South Bank Employees’ Savings &
Profit Sharing Plan and Trust

/s/ William L. Wall
Plan Administrator

Item 4: Financial Statements

FIRST SOUTH BANK EMPLOYEES' SAVINGS &
PROFIT SHARING PLAN AND TRUST

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM
FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

As of and for the Years Ended
December 31, 2010 and 2009

TABLE OF CONTENTS

PAGE

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 10

Supplementary Information

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)	11

[Letterhead of Turlington and Company, L.L.P.]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator
First South Bank Employees' Savings
  & Profit Sharing Plan and Trust
Washington, North Carolina

We have audited the accompanying Statements of Net Assets Available for Benefits of First South Bank Employees' Savings & Profit Sharing Plan and Trust as of December 31, 2010 and 2009, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First South Bank Employees' Savings & Profit Sharing Plan and Trust as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.   The supplementary information is the responsibility of the Plan's management.  The supplementary information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Turlington and Company

Lexington, North Carolina
June 20, 2011

FIRST SOUTH BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2010	2009
Assets:
Investments at fair value:
Cash and cash equivalents	$219	$7,661
Shares of registered investment companies	5,280,373	4,219,413
Common stock	612,553	898,163
Interest in collective trust	1,008,133	967,811
	6,901,278	6,093,048
Receivables:
Notes receivable from participants	323,740	320,464
Total assets	7,225,018	6,413,512

Liabilities:
Return of excess contributions	(10,369)

Net assets reflecting investments at fair value	7,214,649	6,413,512

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(28,308)	(20,221)

Net assets available for benefits	$7,186,341	$6,393,291

The accompanying notes are an integral part of the financial statements

FIRST SOUTH BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31
	2010	2009
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$310,458	$641,229
Interest and dividends	146,832	139,474
Total investment income	457,290	780,703

Interest from notes receivable from participants	16,878	17,456

Contributions:
Employer	319,665	296,237
Participant	598,240	510,402
	917,905	806,639

Total additions	1,392,073	1,604,798

Deductions from net assets attributed to:
Benefits paid directly to participants	599,004	860,618
Administrative expenses	19	2

Total deductions	599,023	860,620

Net increase	793,050	744,178

Net assets available for benefits:
Beginning of years	6,393,291	5,649,113

End of years	$7,186,341	$6,393,291

The accompanying notes are an integral part of the financial statements

FIRST SOUTH BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
As of and for the Years Ended December 31, 2010 and 2009

1.	Description of Plan:

The following description of First South Bank Employees' Savings & Profit Sharing Plan and Trust (the "Plan") provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering all employees of First South Bank (the "Plan Sponsor") who are age twenty-one or older and have completed three months of service.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Participants may contribute between 1% and 100% of pretax compensation, as defined in the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may make changes in their contribution percentage daily and can terminate contributions at any time.  Allocations among fund options offered by the Plan may be changed on a daily basis.  Participants may also contribute funds from other tax-qualified plans as rollover contributions.

The Plan Sponsor matches 100% of the first 5% of base contributions that a participant contributes to the Plan.  Employer contributions are allocated to the same investment options that the employee directs.  Contributions are subject to certain limitations.

Participant Accounts
Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Plan Sponsor's matching contributions and the earnings thereon is based upon years of continuous service.  The employer's contributions shall be fully vested and nonforfeitable upon death, total and permanent disability, upon discontinuance of employer contributions to the Plan, termination of the Plan, or upon  reaching normal retirement age defined as 65 years of age.  If participant termination occurs prior to these events, the participant vests in the employer's contributions as follows:

Completed Years of Service	Vested Percentage
Less than 1	0%
1 but less than 2	25%
2 but less than 3	50%
3 but less than 4	75%
4 or more	100%

FIRST SOUTH BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1.	Description of Plan (Continued):

Investment Options
During the years ended December 31, 2010 and 2009, participants could direct the investment of their contributions as well as employer matching contributions between eighteen and sixteen mutual funds, respectively, a common trust fund, and employer stock, each offering different degrees of risk and return.

Participant Loans
Participants may borrow from their fund account an amount not to exceed the lesser of $50,000 or 50% of their vested account balance.  The minimum loan amount allowed by the Plan is $1,000.  The loans are secured by the vested balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined by the Plan Administrator.  Principal and interest is paid ratably through payroll deductions.

Payment of Benefits
On termination of service due to death, disability, retirement, or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a period not to exceed twenty years, or maintain his or her vested account balance in the Plan.  Vested account balances of less than $5,000 will be distributed automatically upon the occurrence of one of these events.  Required minimum payments will begin no later than the 1st of April following the year in which the retired participant reaches age 70½.

Forfeitures
Forfeitures represent the nonvested employer matching contributions of participants that have terminated their employment with the Plan Sponsor.  During the years ended December 31, 2010 and 2009, $33,052 and $36,098, respectively, of forfeitures were used to decrease employer contributions.  At December 31, 2010 and 2009, forfeited nonvested accounts totaled $213 and $0, respectively.

2.	Summary of Significant Accounting Policies:

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Administrative Expenses
The Plan Sponsor may elect, but is not required, to pay recordkeeping and other administrative expenses incurred by the Plan.  At December 31, 2010 and 2009, the Plan Sponsor has elected to pay all of the administrative fees related to the professional services provided to the Plan.  Expenses for the trustee were paid by the Plan Sponsor for the years ended December 31, 2010 and 2009.

FIRST SOUTH BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.	Summary of Significant Accounting Policies (Continued):

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, reported changes in net assets available for benefits, and disclosures during the reported period.  Actual results could differ from those estimates.

Valuation of Investments
Participation units or shares owned by the Plan in collective trusts, mutual funds, and common stock investments are reported at fair value.  These fair values are based on quoted net asset value per unit or per share on the last business day of the Plan year, as determined by SunTrust Bank (the Trustee) based upon the quoted market or redemption values of the underlying investments.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The statements of net assets available for benefits present fair value of the investment contracts as well as the adjustment to the fully benefit-responsive investment contracts from fair value to contract value.  The statements of changes in net assets available for benefits is prepared on a contract value basis.

Payment of Benefits
Benefits are recorded when paid.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent notes receivable from participants are reclassified as distributions based on the terms of the Plan document.

3.	Investments:

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

FIRST SOUTH BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3.	Investments (Continued):

Level 1	-	Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Level 2	-
Inputs to the valuation methodology are quoted prices for similar assets or liabilities; quoted prices in inactive markets or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	-
Inputs to the valuation methodology are unobservable inputs where there is little or no market activity and the reporting entity makes estimates and assumptions that are significant to the fair value of the asset or liability.

Registered Investment Companies - These investments are valued at the closing price reported on the active market on which the individual securities are traded.

Common Stock - These investments are valued at the closing price reported on the active market on which the stock is traded.

Interest in Collective Trust - These investments are public investments valued by the third-party trustee, using the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The fair value is classified within Level 2 of the valuation hierarchy because the fair value is based on the underlying investments which are traded on an active market.

	Total	Level 1	Level 2
December 31, 2010:
Assets:
Shares of registered investment companies:
International	$356,687	$356,687
Small/Mid cap	1,869,161	1,869,161
Large cap	1,728,152	1,728,152
Balanced	551,128	551,128
Bonds	707,244	707,244
Cash equivalents	68,001	68,001
Interest in collective trust funds	1,008,133		$1,008,133
First South Bancorp, Inc. common stock	612,553	612,553
	$6,901,059	$5,892,926	$1,008,133
December 31, 2009:
Assets:
Shares of registered investment companies:
International	$284,796	$284,796
Small/Mid cap	1,454,698	1,454,698
Large cap	1,493,365	1,493,365
Balanced	381,890	381,890
Bonds	604,664	604,664
Interest in collective trust funds	967,811		$967,811
First South Bancorp, Inc. common stock	898,163	898,163
	$6,085,387	$5,117,576	$967,811

FIRST SOUTH BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3.	Investments (Continued):

The following presents investments that represent 5% or more of the Plan's net assets:

	December 31
	2010	2009
Investments at fair value:

Federated Mid Cap Index IS -
47,200.71 and 49,349.49 shares, respectively	$1,020,007	$870,032

American Century Equity Growth Fund (Adv) -
39,386.45 and 40,180.06 shares, respectively	822,389	738,510

SunTrust Retirement Stable Asset Class (B) -
23,043.04 and 22,777.38 shares, respectively	1,008,133	967,811

MFS Research Bond Fund (A) -
47,033.61 and 45,504.62 shares, respectively	491,031	456,866

T. Rowe Price Growth Stock Fund ® -
15,524.34 and 15,336.52 shares, respectively	489,638	415,773

First South Bancorp, Inc. -
94,675.90 and 87,200.24 shares, respectively	612,553	898,163

During 2010 and 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Years Ended December 31
	2010	2009
Net appreciation (depreciation) in fair value of investments:
Shares of registered investment companies	$642,262	$823,292
First South Bancorp, Inc. common stock	(353,335)	(203,062)
Interest in collective trust	21,531	20,999
	$310,458	$641,229

4.	Stable Asset Fund:

The Plan invests in a benefit-responsive investment contract with SunTrust Bank in relation to the SunTrust Retirement Stable Asset Fund.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.  The guaranteed investment contract is presented on the face of the statements of net assets available for benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits.  Contract value, as reported to the Plan by SunTrust Bank, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

FIRST SOUTH BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4.	Stable Asset Fund (Continued):

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The fair value of the investment contract at December 31, 2010 and 2009 was $1,008,133 and $967,811, respectively.  The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 4%.  Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following:  (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

	2010	2009
Average yields:
Based on actual earnings	1.66%	1.92%
Based on interest rate credited to participants	2.83%	2.53%

5.	Party-in-Interest Transactions:

As of December 31, 2010 and 2009, the Plan's investments included $612,553 and $898,163, respectively, in common stock of First South Bancorp, Inc.  These investments represent approximately 8% and 14%, respectively, of total Plan assets at December 31, 2010 and 2009.

Certain Plan investments are shares of mutual funds managed by SunTrust Bank.  SunTrust Bank is the trustee of the Plan and, therefore, transactions with SunTrust Bank qualify as party-in-interest transactions.  Fees paid by the Plan for administrative expenses totaled $19 and $2, respectively, for the years ended December 31, 2010 and 2009.

6.	Tax Status:

The Plan is a nonstandardized prototype plan sponsored by SunTrust Bank.  The Internal Revenue Service ("IRS") has determined and informed SunTrust Bank by letter dated August 26, 2002, that the Plan was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator believes that the Plan is designed and is currently being operated in accordance with applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

FIRST SOUTH BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

7.	Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 to Form 5500:

2010

Net assets available for benefits per the financial statements	$7,186,341
Return of excess contributions	10,369
Net assets available for benefits per Form 5500	$7,196,710

The following is a reconciliation of contributions by participants per the financial statements for the year ended December 31, 2010 to Form 5500:

2010

Contributions per the financial statements	$598,240
Return of excess contributions	10,369
Contributions per Form 5500	$608,609

8.	Plan Termination:

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

9.	Risks and Uncertainties:

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statements of net assets available for benefits.

10.	Reclassifications:

Certain items in the December 31, 2009 financial statements have been reclassified to make the statements more comparable to the December 31, 2010 financial statements.

FIRST SOUTH BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Employer Identification Number:  56-0266599

Three-digit Plan Number:  001

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue, Borrower, Lessor,	Including Maturity Date, Rate of Interest,	**	Current
	or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

	Cash	Cash		$219

	MFS Research International Fund R3	Mutual Fund; 23,449.46 Shares		353,618
	Oppenheimer Developing Market Fund	Mutual Fund; 84.15 Shares		3,069
	Dreyfus Small Cap Stock Index Fund	Mutual Fund; 15,720.84 Shares		321,020
	Federated Mid Cap Index IS	Mutual Fund; 47,200.71 Shares		1,020,007
	Franklin Small Cap Value Fund A	Mutual Fund; 1,500.69 Shares		66,931
	Goldman Sachs Growth Opportunities Fund (A)	Mutual Fund; 11,364.24 Shares		260,923
	Goldman Sachs Mid Cap Value Fund (A)	Mutual Fund; 4,169.45 Shares		149,683
	Invesco Small Cap Growth Fund (A)	Mutual Fund; 1,769.76 Shares		50,598
	American Century Equity Growth Fund (Adv)	Mutual Fund; 39,386.45 Shares		822,389
	Blackrock Equity Dividend (A)	Mutual Fund; 5,757.42 Shares		100,870
*	Ridgeworth Large Cap Core Equity Fund (I)	Mutual Fund; 23,129.49 Shares		315,255
	T. Rowe Price Growth Stock Fund ®	Mutual Fund; 15,524.34 Shares		489,638
	T. Rowe Price Retirement 2010 Fund	Mutual Fund; 2,465.34 Shares		37,498
	T. Rowe Price Retirement 2020 Fund	Mutual Fund; 14,119.80 Shares		229,447
	T. Rowe Price Retirement 2030 Fund	Mutual Fund; 8,531.70 Shares		145,892
	T. Rowe Price Retirement 2040 Fund	Mutual Fund; 6,689.92 Shares		115,401
	T. Rowe Price Retirement 2050 Fund	Mutual Fund; 2,369.51 Shares		22,889
	Dreyfus Bond Market Index Fund Investor	Mutual Fund; 12.99 Shares		137
	Federated Total Return Government Bond Fund	Mutual Fund; 19,088.03 Shares		216,076
	MFS Research Bond Fund (A)	Mutual Fund; 47,033.61 Shares		491,031

*	SunTrust Bank FDIC Insured Account			68,001

*	First South Bancorp, Inc.	Common Stock; 94,675.9 Shares		612,553

*	SunTrust Retirement Stable Asset Class (B)	Collective Trust; 23,043.04 Shares		979,825

	Notes receivable from participants	Interest rates 4.25% - 9.25%		323,740

				$7,196,710

*	Represents a party-in-interest
**	Cost has been omitted for participant-directed investments